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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 3-Final Amendment)

PHOENIX TECHNOLOGIES LTD.
(Name of Subject Company (Issuer))

PHOENIX TECHNOLOGIES LTD.
(Names of Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK
(Title of Class of Securities)

n/a**
(CUSIP Number of Class of Securities)

ALBERT E. SISTO
Chairman of the Board, President and Chief Executive Officer
411 East Plumeria Drive
San Jose, California 95134
(408) 570-1000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copies to:
ALAN TALKINGTON
Orrick, Herrington & Sutcliffe LLP
400 Sansome Street
San Francisco, California 94111
(415) 773-5762

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$29,810,612	Previously Paid

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,151,044 shares of Phoenix Technologies Ltd. common stock having an aggregate value of $29,810,612 as of November 30, 2001 will be cancelled and exchanged pursuant to the offer. The aggregate value of the options was calculated based on the exercise price for each of the options. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Exchange Act, equals 1/50th of one percent of such value.

/x/	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$5,962	Filing Party:	Phoenix Technologies Ltd.
Form or Registration No.:	Schedule TO	Date Filed:	December 6, 2001
/ /	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	/ /	third-party tender offer subject to Rule 14d-1.
	/x/	issuer tender offer subject to Rule 13e-4.
	/ /	going-private transaction subject to Rule 13e-3.
	/ /	amendment to Schedule 13D under Rule 13d-2.

        Check the following box if filing is a final amendment reporting the results of the tender offer:    /x/

**
There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 719153108.

INTRODUCTORY STATEMENT

        This Amendment No. 3 (final amendment) to the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Phoenix Technologies Ltd. with the Securities and Exchange Commission on December 6, 2001 reports the final results of our offer to exchange certain outstanding options to purchase our common stock for new options to purchase our common stock upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Options for New Options dated December 6, 2001, as amended and/or supplemented (the "Offer to Exchange").

Item 4. Terms of the Transaction.

        Item 4 of the Schedule TO is hereby amended to add the following information:

        The offer to exchange certain outstanding stock options for new options expired at 9:00 P.M., Pacific Daylight Time, on January 18, 2002. Pursuant to the Offer to Exchange, a total of 67 employees tendered a total of 208,800 options to purchase our common stock in exchange for our promise to grant a total of 156,600 new options to purchase our common stock. We have accepted for cancellation and exchange all 208,800 options tendered for exchange and, subject to the terms and conditions set forth in the Offer to Exchange, will issue 156,600 new options to purchase our common stock on July 23, 2002.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PHOENIX TECHNOLOGIES LTD.

Date: January 25, 2002
/s/ Linda V. Moore Linda V. Moore Vice President, General Counsel and Secretary

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INTRODUCTORY STATEMENT
  Item 4. Terms of the Transaction.
SIGNATURE